Austin Legal Group, APC
Lawyers 3990 Old Town Ave, Ste A-101 San Diego, CA 92110 Licensed in California & Hawaii & Arizona Telephone (619) 924-9600
Facsimile (619) 881-0045	Writer’s Email: arden@austinlegalgroup.com

October 14, 2019

Johnathan Burr

Office of Real Estate & Construction

Division of Corporation Finance

Re:	American International Holdings Corp.
Offering Statement on Form 1-A
Filed September 23, 2019
File No. 024-11080

Dear Mr. Burr:

Please see below for responses to the Division’s letter dated October 7, 2019 regarding the above captioned matter. All questions have been addressed in an Amendment No. 1 to the Offering Statement on Form 1-A, filed October 14, 2019 (“Amendment”) by American International Holdings Corp. (the “Company”), as further herein detailed.

Loans from Related Parties, page 25

1.	We note your loans from two officers and directors. Please identify the two individuals that gave you the loan. In this regard, please also revise the disclosure on page 26. Refer to Instruction 4 of Item 13 on Part II of Form 1-A.

The disclosure on page 25 has been amended to identify the lenders as Jacob D. Cohen and Esteban Alexander. The loans were made following the Exchange Agreement between the Company and Novopelle Diamond LLC and thus are not relevant to the disclosures on page 26.

Part II and Part III

Financial Statements, page F-1

2.	Your disclosure on page 10 of the offering circular indicates that you were a former shell company. You also indicated on F-16 and F-18 that the acquisition of Novopelle Diamond, LLC (Novopelle) was accounted for as a reverse acquisition. Thus, Novopelle appears to be a predecessor, as defined in Regulation C, Rule 405. Please address the following points:

● It appears that the historical financial statements prior to the merger should be those of Novopelle, rather than the financial statements of the Company. Please revise to provide financial statements of Novopelle, the predecessor, through April 12, 2019 (the acquisition date) pursuant to Article 8 of Regulation S-X. Also, please revise your related disclosures elsewhere in the filing to address this change in the financial statements.

October 14, 2019 Page 2

Please see the “FINANCIAL STATEMENTS” section of the Amendment on page F-1 which have been amended to include the financial statements of Novopelle from January 1, 2018 (inception) to December 31, 2018 as well as the six months ending June 30, 2019.

● Expand your disclosure in the notes to the financial statements to describe the accounting treatment for the reverse merger and the nature of the financial statements that are presented following the reverse merger, noting guidance in ASC 805-40-45.

Please see Note 2 to the financial statements for the period ending June 30, 2019, which includes discussion of the accounting treatment for the reverse merger and the nature of the financial statements that are presented in the Offering Statement, which was inadvertently left out of the Company’s initial filing.

● Revise management’s discussion and analysis to discuss Novopelle’s historical operating results for each period presented.

Please see the “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS” section of the Amendment on page 18 which includes discussion of Novopelle’s historical operating results, which was inadvertently left out of the Company’s initial filing.

We appreciate your time and attention in this matter.

Sincerely,

AUSTIN LEGAL GROUP, APC

Arden E. Anderson, Esq.